                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                  I-many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                  (212)451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2005

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 26 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44973Q103                  13D/A                    Page 2 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Ramius Capital Group, LLC
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IA
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Ramius Capital disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                    Page 3 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          RCG Ambrose Master Fund, Ltd.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,841,324
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,841,324
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,841,324
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          6.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          CO
--------------------------------------------------------------------------------

CUSIP NO. 44973Q103                  13D/A                    Page 4 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          RCG Halifax Fund, Ltd.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    478,101
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    478,101
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          478,101
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          1.1%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          CO
--------------------------------------------------------------------------------

CUSIP NO. 44973Q103                  13D/A                    Page 5 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Ramius Securities, L.L.C.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    817,696
OWNED BY       -----------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    817,696
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          817,696
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          1.8%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          BD
--------------------------------------------------------------------------------

CUSIP NO. 44973Q103                  13D/A                    Page 6 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          C4S & Co., L.L.C.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          OO
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. C4S disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                    Page 7 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Peter A. Cohen
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Mr. Cohen disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                    Page 8 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Morgan B. Stark
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Mr. Stark disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                    Page 9 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Thomas W. Strauss
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Mr. Strauss disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                   Page 10 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Jeffrey M. Solomon
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    12,256,398 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    12,256,398 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          12,256,398 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          27.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Mr. Solomon disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                   Page 11 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Starboard Value & Opportunity Fund, LLC
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    7,800,705 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    7,800,705 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,800,705 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          17.5%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          OO
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Starboard disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                   Page 12 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Parche, LLC
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          WC
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,446,771 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,446,771 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          6,446,771 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          14.4%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          OO
--------------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Parche disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                   Page 13 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Admiral Advisors, LLC
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          OO
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,119,277 (1)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,119,277 (1)
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,119,277 (1)
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          18.2%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          OO
-----------------------------------------------------------------------------

(1) The Diker Parties have granted an Irrevocable Proxy as described in Item 4.
These shares include 6,128,199 shares of Common Stock beneficially held by the
Diker Parties. Admiral Advisors disclaims beneficial ownership of such shares.

CUSIP NO. 44973Q103                  13D/A                   Page 14 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS I.R.S.
          IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Mark R. Mitchell
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
            PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    50,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    50,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          50,000
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          Less than 1%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

CUSIP NO. 44973Q103                  13D/A                   Page 15 of 26 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS I.R.S.
          IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Arthur Rosen
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
          PF
--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    13,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    13,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          13,000
--------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)

          Less than 1%
--------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
          IN
--------------------------------------------------------------------------------

CUSIP NO. 44973Q103                  13D/A                   Page 16 of 26 Pages

     This Amendment No. 6 (this "Amendment") amends the statement on Schedule
13D filed on February 9, 2005, as amended by Amendment No.1 filed on February
11, 2005, Amendment No. 2 filed on April 4, 2005, Amendment No. 3 filed on June
10, 2005, Amendment No. 4 filed on June 15, 2005 and Amendment No. 5 filed on
June 30, 2005 (the "Schedule 13D") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of I-many, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This
Amendment No. 6 amends the Schedule 13D as specifically set forth.

     Items 2(a), (b) and (c) are hereby amended in their entirety to read as follows:

          (a) This statement is filed by:

          (i)     Ramius Capital Group, LLC, a Delaware limited liability
company ("Ramius Capital"), which serves as (i) an investment advisor of RCG
Ambrose Master Fund, Ltd., a Cayman Islands company ("RCG Ambrose") and RCG
Halifax Fund, Ltd., a Cayman Islands company ("RCG Halifax") and (ii) as sole member of Admiral Advisors, LLC, a Delaware limited liability company("Admiral
Advisors");

          (ii)    RCG Ambrose, with respect to the shares of Common Stock
directly and beneficially owned by it;

          (iii)   RCG Halifax, with respect to the shares of Common Stock
directly and beneficially owned by it;

          (iv)    Ramius Securities, L.L.C., a Delaware limited liability
company ("Ramius Securities"), with respect to the shares of Common Stock directly and beneficially owned by it, and which is also a broker-dealer affiliated with Ramius Capital;

          (v)     Starboard Value & Opportunity Fund, LLC, a Delaware limited liability company ("Starboard"), with respect to the shares of Common Stock directly and beneficially owned by it;

          (vi)    Parche, LLC, a Delaware limited liability company
("Parche"),with respect to the shares of Common Stock directly and beneficially owned by it;

          (vii)   Admiral Advisors, which serves as the managing member of each of Parche and Starboard;

          (viii)  C4S & Co., L.L.C., a Delaware limited liability company
("C4S"), which serves as managing member of Ramius Capital;

          (ix)    Peter A. Cohen ("Mr. Cohen"), who serves as one of the
managing members of C4S;

          (x)     Morgan B. Stark("Mr. Stark"), who serves as one of the
managing members of C4S;

          (xi)    Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S;

CUSIP NO. 44973Q103                  13D/A                   Page 17 of 26 Pages

          (xii)   Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

          (xiii) Mark R. Mitchell ("Mr. Mitchell"), who is a director of the
Company and who serves as a portfolio manager for certain of the entities described above; and

          (xiv)   Arthur Rosen ("Mr. Rosen"), who serves as a trader of
portfolio securities for certain of the entities described above.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          By virtue of the transactions of Starboard and Parche with Diker
Management, LLC, a Delaware limited liability company ("Diker Management"), as investment manager of Diker Value-Tech Fund, LP, a Delaware limited partnership
("Diker Partnership"), and of Diker Value-Tech QP Fund, LP, a Delaware limited partnership ("Diker QP Partnership"), and as investment adviser of separately managed accounts (the "Managed Accounts"), as more fully described in Item 4, the Reporting Persons affirm that they constitute a "group" with Diker
Partnership, Diker QP Partnership, Diker GP, LLC, Diker Management, Charles M.
Diker and Mark N. Diker (the "Diker Parties") for purposes of Section 13(d)(3)
of the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by the Diker Parties and, to the extent permissible, the various accounts under the Reporting Persons' management and control.

               (b) The address of the principal business and principal office of each of Ramius Capital, RCG Ambrose, RCG Halifax, Ramius Securities, Starboard,
Parche, Admiral Advisors, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss, Mr. Solomon,
Mr. Mitchell and Mr. Rosen is 666 Third Avenue, New York, New York 10017. The
business addresses of the officers and directors of each of RCG Ambrose and RCG
Halifax are set forth on Schedules A and B, respectively, and incorporated by reference in this Item 2.

               (c) The principal business of Ramius Capital is that of an investment adviser and as the sole member of Admiral Advisors. The principal business of each of RCG Ambrose, RCG Halifax, Starboard, and Parche is serving as a private investment fund. The principal business of Admiral Advisors is as managing member of Starboard and Parche. Ramius Securities is a broker-dealer affiliated with Ramius Capital. C4S serves as managing member of Ramius Capital.
Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S. The principal occupation of Mr. Mitchell is serving as a portfolio manager for certain of the Reporting Persons. Mr. Mitchell is also a director of the Company. The principal occupation of Mr. Rosen is serving as a trader in portfolio securities for certain of the Reporting Persons. The principal occupations of the officers and directors of each of RCG Ambrose and RCG Halifax are set forth on Schedules A and B, respectively, and incorporated by reference in this Item 2.

          Item 3 is hereby amended to include the following:

               The shares of Common Stock purchased by Mr. Mitchell were
purchased with personal funds of Mr. Mitchell in an open market purchase as set forth in Item 5, which is incorporated by reference herein. The aggregate purchase price of the 50,000 shares of Common Stock purchased by Mr. Mitchell is
$71,345, including brokerage commissions.

CUSIP NO. 44973Q103                  13D/A                   Page 18 of 26 Pages

               The shares of Common Stock purchased by Mr. Rosen were purchased on the open market with personal funds of Mr. Rosen. The aggregate purchase price of the 13,000 shares of Common Stock purchased by Mr. Rosen is
$17,188.25, including brokerage commissions.

          Items 5(a), (b) and (c) are hereby amended in their entirety to read as follows:

          The percentages used herein and in the rest of Item 5 are calculated based upon 44,675,334 shares, which reflects the shares of Common Stock outstanding as of August 4, 2005, as reflected in the Company's quarterly report for the quarterly period ended June 30, 2005, filed on August 9, 2005.

          The beneficial ownership of each of the various Reporting Persons is as follows:

     A. Ramius Capital

               (a) As of the date of this filing, Ramius Capital may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG
Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax,(iii) 817,696 shares of Common Stock owned by Ramius Securities, (iv) 1,672,506 shares of
Common Stock owned by Starboard, (v) 318,572 shares of Common Stock owned by
Parche, and (vi) 6,128,199 shares of Common Stock beneficially held by the Diker
Parties which Ramius Capital may be deemed to beneficially own as a result of the Irrevocable Proxy. Ramius Capital disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                    Percentage: Approximately 27.4% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 12,256,398
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       12,256,398

               (c) Ramius Capital, RCG Ambrose, RCG Halifax, Ramius Securities,
Starboard and Parche did not enter into any transactions in the Common Stock in the past 60 days.

     B. RCG Ambrose

               (a) As of the date of this filing, RCG Ambrose may be deemed the beneficial owner of 2,841,324 shares of Common Stock owned by RCG Ambrose.

                    Percentage: Approximately 6.4% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 2,841,324
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       2,841,324

               (c) RCG Ambrose did not enter into any transactions in the Common
Stock in the past 60 days.

     C. RCG Halifax

               (a) As of the date of this filing, RCG Halifax may be deemed the beneficial owner of 478,101 shares of Common Stock owned by RCG Halifax.

                    Percentage: Approximately 1.1% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 478,101
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       478,101

               (c) RCG Halifax did not enter into any transactions in the Common
Stock in the past 60 days.

CUSIP NO. 44973Q103                  13D/A                   Page 19 of 26 Pages

     D. Ramius Securities

               (a) As of the date of this filing, Ramius Securities may be deemed the beneficial owner of 817,696 shares of Common Stock owned by Ramius
Securities.

                    Percentage: Approximately 1.8% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 817,696
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       817,696

               (c) Ramius Securities did not enter into any transactions in the
Common Stock in the past 60 days.

     E.  Starboard

               (a) As of the date of this filing, Starboard may be deemed the beneficial owner of (i) 1,672,506 shares of Common Stock owned by Starboard, and
(ii) 6,128,199 shares of Common Stock beneficially held by the Diker Parties which Starboard may be deemed to beneficially own as a result of the Irrevocable
Proxy. Starboard disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                    Percentage: Approximately 17.5% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 7,800,705
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       7,800,705

               (c) Starboard did not enter into any transactions in the Common
Stock in the past 60 days.

     F. Parche

               (a) As of the date of this filing, Parche may be deemed the beneficial owner of (i) 318,572 shares of Common Stock owned by Parche, and (ii)
6,128,199 shares of Common Stock beneficially held by the Diker Parties which
Parche may be deemed to beneficially own as a result of the Irrevocable Proxy.
Parche disclaims beneficial ownership of the shares of Common Stock held by the
Diker Parties.

                    Percentage: Approximately 14.4% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 6,446,771
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       6,446,771

               (c) Parche did not enter into any transactions in the Common
Stock in the past 60 days.

CUSIP NO. 44973Q103                  13D/A                   Page 20 of 26 Pages

     G.  Admiral Advisors

               (a) As of the date of this filing, Admiral Advisors may be deemed the beneficial owner of (i) 1,672,506 shares of Common Stock owned by Starboard,
(ii) 318,572 shares of Common Stock owned by Parche, and (iii) 6,128,199 shares of Common Stock beneficially held by the Diker Parties which Admiral Advisors may be deemed to beneficially own as a result of the Irrevocable Proxy. Admiral
Advisors disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                    Percentage: Approximately 18.2% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 8,119,277
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       8,119,277

               (c) Admiral Advisors did not enter into any transactions in the
Common Stock in the past 60 days.

     H.  C4S

               (a) As of the date of this filing, C4S may be deemed the
beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose,
(ii) 478,101 shares of Common Stock owned by RCG Halifax,(iii) 817,696 shares of
Common Stock owned by Ramius Securities, (iv)1,672,506 shares of Common Stock owned by Starboard, (v) 318,572 shares of Common Stock owned by Parche, and (vi)
6,128,199 shares of Common Stock beneficially held by the Diker Parties which
C4S may be deemed to beneficially own as a result of the Irrevocable Proxy. C4S disclaims beneficial ownership of the shares of Common stock held by the Diker
Parties.

                    Percentage: Approximately 27.4% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 12,256,398
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       12,256,398

               (c) C4S did not enter into any transactions in the Common Stock in the past 60 days.

     I. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

               (a) As of the date of this filing, each of Mr. Cohen, Mr. Stark,
Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG Halifax,(iii) 817,696 shares of Common Stock owned by Ramius
Securities, (iv)1,672,506 shares of Common Stock owned by Starboard,(v) 318,572 shares of Common Stock owned by Parche, and (vi) 6,128,199 shares of Common
Stock beneficially held by the Diker Parties which Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own as a result of the Irrevocable
Proxy. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of the shares of Common stock held by the Diker Parties and disclaim beneficial ownership of the shares of Common Stock held by the other Reporting Persons.

CUSIP NO. 44973Q103                  13D/A                   Page 21 of 26 Pages

                    Percentage: Approximately 27.4% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 12,256,398
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition: 12,256,398

                (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon
have entered into any transactions in the Common Stock in the past 60 days.

     J. Mr. Mitchell

               (a) As of the date of this filing, Mr. Mitchell may be deemed the beneficial owner of 50,000 shares of Common Stock. Mr. Mitchell disclaims beneficial ownership of securities held by the other Reporting Persons.

                    Percentage: Less than 1% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 50,000
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 50,000
                    4. Shared power to dispose or direct the disposition: 0

               (c) On August 19, 2005, Mr. Mitchell purchased 50,000 shares of
Common Stock at $1.427 per share (including brokerage commissions).

     K. Mr. Rosen

               (a) As of the date of this filing, Mr. Rosen may be deemed the beneficial owner of 13,000 shares of Common Stock. Mr. Rosen disclaims beneficial ownership of securities held by the other Reporting Persons.

                    Percentage: Less than 1% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 13,000
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 13,000
                    4. Shared power to dispose or direct the disposition: 0

               (c) Mr. Rosen has not entered into any transactions in the Common
Stock in the past 60 days.

          Upon information and belief, the Diker Parties, as of the date hereof, beneficially own in the aggregate 6,128,199 shares of Common Stock. Accordingly,
12,319,398 shares of Common Stock may be deemed to be beneficially owned in the aggregate by the Reporting Persons and the Diker Parties as a "group," as of the date hereof, constituting approximately 27.6% of the shares of Common Stock outstanding. The Reporting Persons expressly disclaim beneficial ownership of securities held by the Diker Parties and, to the extent permissible, the various accounts under the Reporting Persons' respective management and control.

CUSIP NO. 44973Q103                  13D/A                   Page 22 of 26 Pages

     Item 6 is hereby amended to include the following:

     4.   On August 22, 2005, the Joint Filing Agreement, dated June 9, 2005, was amended to include Mark R. Mitchell and Arthur Rosen as parties thereto. Reference is made to the Amendment No. 1 to the Joint Filing
          Agreement attached hereto as an exhibit.

     Item 7 is hereby amended to include the following:

Item 7.  Materials to be Filed as Exhibits.

     There are filed herewith the following Exhibits:

           Exhibit VII - Amendment No. 1 to Joint Filing Agreement, dated August
           22, 2005 by and among Ramius Capital, RCG Ambrose, RCG Halifax,
           Ramius Securities, Starboard, Parche, Admiral Advisors, C4S, Peter A.
           Cohen, Thomas W. Strauss, Morgan B. Stark, Jeffrey M. Solomon, Mark
           R. Mitchell and Arthur Rosen.

CUSIP No. 44973Q103                  13D/A                Page 23 of 26 Pages

                                   SIGNATURES

     After reasonable  inquiry and to the best of our knowledge and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: August 22, 2005
RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By:/s/ Jeffrey M. Solomon                    /s/ Jeffrey M. Solomon
   --------------------------                -----------------------------------
   Name:  Jeffrey M. Solomon                 Individually and as attorney-in-fact
   Title: Managing Member                    for Peter A. Cohen, Morgan B. Stark
                                             and Thomas W. Strauss

STARBOARD VALUE &OPPORTUNITY FUND, LLC   PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

ADMIRAL ADVISORS, LLC                        MARK R. MITCHELL
By: Ramius Capital Group, LLC, its
sole member                                  /s/ Mark R. Mitchell
                                             -----------------------------------
                                             Individually
By:/s/ Jeffrey M. Solomon
   -----------------------------             ARTHUR ROSEN
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory               /s/ Arthur Rosen
                                             -----------------------------------
                                             Individually

CUSIP No. 44973Q103                  13D/A                Page 24 of 26 Pages

                                  EXHIBIT INDEX

  Exhibit                                                             Page
  -------                                                             ----

I.   Joint Filing  Agreement,  as required by Rule  13d-1(k)           --
     under the Securities  Exchange Act of 1934, as amended,
     dated  June 9, 2005 by and among  Ramius  Capital,  RCG
     Ambrose,  RCG  Halifax,   Starboard,   Parche,  Admiral
     Advisors,  C4S,  Peter A.  Cohen,  Thomas  W.  Strauss,
     Morgan B. Stark and Jeffrey M. Solomon.

II.  Power of  Attorney  dated  March  11,  2005 by Peter A.           --
     Cohen,  Morgan B. Stark,  Thomas W. Strauss and Jeffrey
     M. Solomon.

III. Stock Purchase Agreement dated June 9, 2005 among Diker           --
     Management,  LLC,  as  investment  manager  of -- Diker
     Partnership,  and  of  Diker  QP  Partnership,  and  as
     investment adviser of Managed Accounts,  Starboard, and
     Parche.

IV.  Irrevocable   Proxy  given  by  the  Diker  Parties  to           --
     Starboard and Parche.

V.   Shareholder  List  Request  Letter  dated June 15, 2005           --
     from RCG Ambrose Master Fund, Ltd. to the Company.

VI.  Settlement  Agreement  among RCG Ambrose  Master  Fund,           --
     Ltd., RCG Halifax Fund, Ltd., Parche, LLC, -- Starboard
     Value & Opportunity Fund, LLC, Admiral  Advisors,  LLC,
     Ramius  Capital  Group,  LLC,  C4S & Co.,  LLC,  Ramius
     Securities,  L.L.C.,  Peter A. Cohen,  Morgan B. Stark,
     Jeffrey M. Solomon and Thomas W.  Strauss,  and I-many,
     Inc., dated June 28, 2005

VII. Amendment No. 1 to Joint Filing Agreement, dated August         25-26
     22,  2005 by and among  Ramius  Capital,  RCG  Ambrose,
     Ramius  Securities,  RCG  Halifax,  Starboard,  Parche,
     Admiral  Advisors,  C4S,  Peter  A.  Cohen,  Thomas  W.
     Strauss,  Morgan B. Stark, Jeffrey M. Solomon,  Mark R.
     Mitchell and Arthur Rosen.

CUSIP No. 44973Q103                13D/A         Page 25 of 26 Pages

                                   Exhibit VII

                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 22, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By:/s/ Jeffrey M. Solomon                    /s/ Jeffrey M. Solomon
   --------------------------                -----------------------------------
   Name:  Jeffrey M. Solomon                 Individually and as attorney-in-fact
   Title: Managing Member                    for Peter A. Cohen, Morgan B. Stark
                                             and Thomas W. Strauss

STARBOARD VALUE &OPPORTUNITY FUND, LLC   PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

CUSIP No. 44973Q103                13D/A         Page 26 of 26 Pages

ADMIRAL ADVISORS, LLC                        MARK R. MITCHELL
By: Ramius Capital Group, LLC, its
sole member                                  /s/ Mark R. Mitchell
                                             -----------------------------------
                                             Individually
By:/s/ Jeffrey M. Solomon
   -----------------------------             ARTHUR ROSEN
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory               /s/ Arthur Rosen
                                             -----------------------------------
                                             Individually